UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Acquisition Agreements

On June 30, 2024, MEDIROM Healthcare Technologies Inc. (“we”, “our”, “us” or the “Company”) entered into a share transfer agreement to acquire 70% of the shares of Japan Gene Medicine Corporation (“JGMC”) and make JGMC one of the Company’s subsidiaries, subject to certain terms and conditions (the “Initial Acquisition”). In addition to the share transfer agreement, we entered into a binding memorandum of understanding (the “MOU” and, together with the share transfer agreement, the “Acquisition Agreements”), also effective as of June 30, 2024, under which we were granted an option to purchase the remaining 30% of the issued and outstanding shares of JGMC that we will not acquire as part of the Initial Acquisition.

Under the share transfer agreement, we agreed, subject to the terms and conditions therein, to purchase 70% of the issued and outstanding shares of JGMC for ¥2,000,000 thousand (the “Initial Acquisition Purchase Price”). As a condition precedent to consummation of the share transfer, the terms and conditions of certain subcontracted testing and analysis service agreements between JGMC and two other companies substantially owned by the seller shall be amended in a form reasonably satisfactory to us. Based on our negotiations with the seller, it is expected that such agreements will be amended so that substantially all of the economic benefits from the genetic testing and analysis business accrue to JGMC by increasing the price for the subcontracted services that JGMC is contracted to provide.

Assuming hypothetically that such economic revisions had already been applied for the one-year period ended December 31, 2023, as set forth in the share transfer agreement, the Company and the seller calculated the Adjusted EBITDA (defined in the share transfer agreement as operating income plus depreciation, amortization of intangibles, and expenses incurred at the seller's direction other than for the purpose of operating JGMC's business) for such one-year period, and applied a multiplier of 6 times to the Adjusted EBITDA to reach an enterprise value for JGMC. The Company and the seller negotiated minor adjustments to that figure, which was then multiplied by 350/500 (70%) to reach the Initial Acquisition Purchase Price in the share transfer agreement.

The Initial Acquisition Purchase Price will be paid in cash and according to a schedule to be decided between us and the seller after consideration of the timing and details of one or more bank loans that we intend to obtain to fund a majority of the Initial Acquisition Purchase Price. We are currently negotiating the terms of our bank loan financing with financial institutions. In addition to customary closing conditions, our obligations to close the transaction under the share transfer agreement are subject to the conditions, among others, that (i) we obtain a letter of commitment from a bank to provide us with financing in an amount exceeding 70% of the Initial Acquisition Purchase Price and (ii) as described above, JGMC enters into service contracts for the provision of genetic testing services to certain companies on terms reasonably acceptable to us. The share transfer agreement requires that the seller continue to cooperate with us in the management of JGMC after the closing date for the purpose of achieving JGMC’s performance targets for at least five years following the closing date. Furthermore, we are required to continue to employ the existing employees of JGMC for a period of one year after the closing date, subject to certain exceptions.

Under the MOU, we are granted an option (the “Company’s Option”), subject to the terms and conditions therein and pursuant to a second binding agreement to be entered into if we exercise the option, to purchase the remaining 30% of the common shares of JGMC that are to be retained by the seller after the Initial Acquisition (the “Remaining Shares”). The closing of the purchase of the Remaining Shares must be completed prior to June 30, 2027, and we must notify the seller of our intention to exercise the Company’s Option at least four weeks prior to June 30, 2027. The purchase price for the Remaining Shares under the option will be paid in cash and will be calculated as (i) (A) JGMC’s adjusted EBITDA, defined as operating profit before depreciation, amortization of goodwill and other intangible assets, and expenses related to transactions with our group, during the fiscal year ending December 31, 2026 multiplied by 6 (the “Multiplier”), minus (B) JGMC’s outstanding borrowings under bank loans as of December 31, 2026 (excluding borrowings incurred by us in connection with the payment of the Initial Acquisition Purchase Price), plus (C) JGMC’s balance of cash and deposits as of December 31, 2026; and (ii) multiplying the amount calculated in clause (i) by 30%. If JGMC’s adjusted EBITDA during the fiscal year ended December 31, 2026 is greater than ¥930,000 thousand, the Multiplier will be increased to 7. If the aforementioned adjusted EBITDA of JGMC is expected to temporarily decrease as a result of capital expenditures and/or expenses in connection with new business activities, we and the seller shall discuss the terms of the purchase price for the Remaining Shares prior to the commencement of such new business activities.

In addition, under the MOU, we shall promptly notify the seller if any of the following events is foreseen to occur after the transfer of shares under the share transfer agreement: (i) the Company records negative net assets for two consecutive fiscal years under its audited consolidated financial statements prepared under U.S. GAAP; (ii) the Company records negative net income for two consecutive fiscal years under the aforementioned financial statements; or (iii) the Company undergoes a substantial change in its management structure. If the seller determines that such event will not be resolved within a certain period of time after such notification, and we have not exercised the Company’s Option, then the seller may repurchase 101 shares of JGMC owned by the Company at the fair market value of such shares (the “Seller’s Repurchase Option”). We may not exercise the Company’s Option once the seller exercises the Seller’s Repurchase Option. 101 shares of JGMC is currently equal to slightly more than one-fifth of JGMC’s issued and outstanding shares, and the sale of such amount to the seller would be expected to make us a minority owner of JGMC.

In addition, if we do not exercise the Company Option, under the MOU, the seller may demand that we sell back to the seller or its designee all or a portion of the shares of JGMC held by us. In such case, the sale price for the shares will be the fair market value at the time the demand is made.

Under the terms of the MOU, once we notify the seller of our intention to exercise the option to purchase the Remaining Shares, we will enter into a separate share transfer agreement for the sale of the Remaining Shares and the MOU will terminate.  The MOU sets forth customary closing conditions and will be terminated if the share transfer agreement with respect to the Initial Acquisition is terminated for any reason. In addition, the MOU may be terminated by either party for a number of reasons, including but not limited to the transfer of the Remaining Shares not being completed prior to September 30, 2027 due to reasons not attributable to the terminating party.

In addition to the above, the share transfer agreement contains customary covenants and each of the Acquisition Agreements contains customary representations and warranties. Under each Acquisition Agreement, indemnification for damages caused by a breach of representations and warranties or obligations is capped at ¥10,000 thousand yen in the aggregate for each party, subject to certain exceptions.

Issuance of Press Release

On July 10, 2024, the Company is issuing a press release announcing its entry into the Acquisition Agreements. A copy of this press release is attached to this current report on Form 6-K as Exhibit 99.1.

Other than as indicated below, the information in this report on Form 6-K (including the exhibit hereto), shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing. The registrant hereby incorporates this report on Form 6-K (including the exhibit hereto) by reference into and as part of the Company’s registration statement on Form S-8 (Registration No. 333-274833), filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2023, and this report on Form 6-K shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference into such registration statement) by the Company.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on June 18, 2024 and in the Company’s other filings with the SEC. The transactions described in this report on Form 6-K may not be consummated for a variety of reasons, including the failure of applicable closing conditions to be satisfied, and, even if consummated, the Company may not realize some or even all of the anticipated benefits from the transactions. In addition, if consummated, there is a risk that the transactions may have an adverse impact on the Company’s business, financial condition, and results of operations. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated July 10, 2024, regarding the Acquisition Agreements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2024	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer